JAMES M. CAIN
DIRECT LINE: 202.383.0180
Internet: james.cain@sablaw.com

September 24, 2009

Via Messenger and edgar submission

Sonia G. Barros, Esq.
Special Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	United States 12 Month Natural Gas Fund, LP Amendment No. 1 to Form S-1 Registration No. 333-144409

Dear Ms. Barros:

On behalf of the United States 12 Month Natural Gas Fund, LP  (the “Registrant”), enclosed for your convenience is a courtesy copy of Pre-Effective Amendment No. 2 (the “Amendment”) to the above-captioned Registration Statement on Form S-1.  The Amendment was filed with the Commission on September 24, 2009.  The enclosed copy has been marked to show changes from Amendment No. 1 to the Registration Statement.  In the Amendment, the Registrant has made changes in response to your comments, updated certain information, and made certain other stylistic and formatting changes.

Also, we are providing the Registrant’s responses to your comments of July 15, 2009 to Amendment No. 1 to the Registration Statement.  Each of your comments is set forth below, followed by the Registrant’s response.

Prospectus Summary, page 1

1.
We note your response to comment 3 of our letter dated August 3, 2007 that the gas futures traded on the NYMEX serve as a benchmark against how your net asset value changes are measured.  However, it continues to remain unclear how investing in futures of crude oil, heating oil, gasoline, and other natural gas related investments would aid in making changes in your net asset value reflect the changes in price of “natural gas delivered at the Henry Hub, Louisiana, as measured by the changes in the average of prices of 12 futures contracts on natural gas traded on the New York Mercantile Exchange. . . .”  Please revise to clarify.

Sonia G. Barros, Esq.
September 24, 2009

Response: As indicated in the prospectus, the investment objective of the Registrant is to have the changes in percentage terms of its units’ net asset value reflect the changes in percentage terms of the spot price of natural gas delivered at the Henry Hub, Louisiana, as measured by the changes in the average of the prices of 12 futures contracts on natural gas traded on the NYMEX, consisting of the near month contract to expire and the contracts for the following eleven months, for a total of 12 consecutive months’ contracts, except when the near month contract is within two weeks of expiration, in which case it will be measured by the futures contracts that are the next month contract to expire and the contracts for the following eleven consecutive months, less US12NG’s expenses.  The General Partner will endeavor for its investments to track its Benchmark Futures Contracts within plus/minus 10 percent.  In order to accomplish this, the Registrant may, among other things, purchase futures contracts for natural gas and other petroleum-based commodities traded on NYMEX, ICE Futures or other U.S. and foreign exchanges.  To the extent it is able to do so, the General Partner will purchase natural gas futures contracts and invest in Other Natural Gas Interests (as defined in the prospectus), but because of position limits and accountability levels imposed by the CFTC and the commodities exchanges, the General Partner maintains the flexibility to invest in futures contracts and other interests of other petroleum-based commodities, including crude oil, heating oil and gasoline.  As indicated by the chart on page 57 of the Amendment, there is a degree of correlation between the price movements of natural gas and other petroleum-based commodities.  However, as noted in the introductory paragraph to the chart, the degree of correlation varies among the commodities and over time.  Therefore, the General Partner expects that any investments in futures contracts and other interests of other petroleum-based commodities, if used, would not be the primary method of tracking the Registrant’s benchmark.  The risks relating to this are disclosed under the risk factor, “Changes in US12NG’s NAV may not correlate with changes in the price of the Benchmark Futures Contracts.  If this were to occur, you may not be able to effectively use US12NG as a way to hedge against natural gas-related losses or as a way to indirectly invest in natural gas.”

Prior Performance of the General Partner and Affiliates, page 35

2.	Please update the prior performance information as of a more recent date to the extent such information is available.

Response:  Prior performance of the Related Public Funds has been updated through July 31, 2009.

3.	On pages 36 and 37 where you disclose the offering history of the related programs, please disclose the number of investors for each fund.

Sonia G. Barros, Esq.
September 24, 2009

Response:  Since the individual unitholders buy and sell their units from and to Authorized Purchasers, and not the Related Public Funds, the Registrant does not believe that this additional disclosure is meaningful in assessing the success or failure of the offerings by the Related Public Funds.  The Registrant has disclosed the number of Authorized Purchasers of each of the Related Public Funds, who are the only entities that can directly buy from and sell to the funds.  However, in response to your comment, the Registrant has included the number of unitholders as of December 31 of the prior year for each of the Related Public Funds, as reported in their respective annual reports on Form 10-K.  This number is provided to the Related Public Funds for tax reporting purposes.  Obtaining this information on a more current basis would result in an extraordinary cost to the Related Public Funds.

4.
We note your response to our prior comment 6 and reissue that comment in part.  For the other funds managed by the same general partner, please disclose the historical relationship between the NAV and the trading price of the units.

Response:  The Registrant has included disclosure on page 37 of the Amendment that discusses the ability of each of the Related Public Funds to track its respective benchmark since inception by comparing the average daily change in the benchmark futures contract with the average daily change in the net asset value.

Compensation of the General Partner and Other Compensation USOF, page 38

5.	Please revise the second subheading as those expenses are not presented in dollar terms.

Response:  The Registrant has revised its disclosure in response to your comment.

6.
Here and elsewhere, it is not clear why you include the reference to “USOF Offering” when it appears that the fees are related to the related funds’ operations and are not actually offering expenses.  Please clarify.

Response:  The Registrant has revised its disclosure in response to your comment.

7.	Please revise to clarify what constitutes “other amounts paid” in your disclosure of expenses.

Response: The Registrant has added footnote disclosure indicating what comprises “Other Amounts Paid.”

Financial Statements and Notes

8.	Please update the financial statements of the general partner in accordance with Rule 3-12 of Regulation S-X.

Response:  The Registrant has included updated unaudited financial statements for United States Natural Gas Fund, LP and its General Partner, United States Commodity Funds LLC as of June 30, 2009, to supplement the audited financial statements for both entities as of December 31, 2008.

Sonia G. Barros, Esq.
September 24, 2009

Consolidated Statements of Financial Condition, page F-10

9.	We note that you recognized $311,038 as expense waiver payable. Please explain to us, and disclose in future filings, the nature of this account.

Response:  Each of the public funds managed by United States Commodity Funds LLC (the “General Partner”) is required, under its limited partnership agreement, to pay expenses relating to brokerage fees; its allocable portion of licensing fees and fees paid to the General Partner’s independent directors; registration fees, legal, accounting and printing expenses for follow-on public offerings; and fees relating to tax accounting and reporting requirements as a limited partnership.  The General Partner, on the other hand, is responsible for paying fees to the Marketing Agent; all offering expenses related to the initial public offering of units; and certain initial implementation fees and base services fees relating to the tax accounting and reporting requirements of the funds.

Separate from this, the General Partner paid certain of the expenses incurred by the United States Gasoline Fund, LP (“UGA”), the United States Heating Oil Fund, LP (“USHO”) and the United States 12 Month Oil Fund (“US12OF”) during periods when the funds net asset values were relatively low when compared the net asset values of the General Partner’s other larger funds, the United States Oil Fund (“USOF”) and the United States Natural Gas Fund (“USNG”).  The General Partner is under no contractual or other obligation to pay the expenses of these funds, but it has done so in order to ensure that the expense ratios for the smaller funds are not disproportionately higher than for the other larger funds during these periods.  The expense waiver included in the financial statements represents the expenses that the General Partner has paid on behalf of certain of the funds.  The General Partner believes that the repayment of these expenses is beneficial to investors. However, the General Partner has no obligation to continue such payments in future quarters and has discontinued such payments for UGA and US12OF since their net asset values have increased.

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We hope that you will find these responses satisfactory.  If you have questions or further comments regarding this Amendment, please call the undersigned at 202.383.0180.

Sincerely,

Sonia G. Barros, Esq.
September 24, 2009

/s/ James M. Cain

James M. Cain
Enclosure

cc:	Nicholas D. Gerber W. Thomas Conner, Esq.